File No. 812-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO

SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940

FROM SECTIONS 9(a), 13(a), 15(a) AND 15(b) OF THE ACT

AND RULES 6e-2 AND 6e-3(T) THEREUNDER

SUNAMERICA SERIES TRUST

SEASONS SERIES TRUST

ANCHOR SERIES TRUST

VALIC COMPANY I

VALIC COMPANY II

SUNAMERICA ASSET MANAGEMENT CORP.

and

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

Please Send All Communications, Notices and Orders to:

Mark Matthes

Associate General Counsel

AIG Life and Retirement

2919 Allen Parkway, 4th Floor

Houston, TX 77019

Copy to:

Stephen E. Roth, Esquire

Sutherland Asbill & Brennan LLP

700 Sixth Street, N.W., Suite 700

Washington, D.C. 20001-3980

October 25, 2013

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

SUNAMERICA SERIES TRUST

SEASONS SERIES TRUST

ANCHOR SERIES TRUST

VALIC COMPANY I

VALIC COMPANY II

SUNAMERICA ASSET MANAGEMENT CORP.

and

THE VARIABLE ANNUITY LIFE INSURANCE

COMPANY

Investment Company Act of 1940

File No. 812-

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FROM SECTIONS 9(a), 13(a), 15(a) AND 15(b) OF THE ACT AND RULES 6e-2 AND 6e-3(T) THEREUNDER

SunAmerica Series Trust, Seasons Series Trust, Anchor Series Trust, VALIC Company I, and VALIC Company II (referred to herein collectively as the “Trusts”), SunAmerica Asset Management Corp. (“SAAMCo”), and The Variable Annuity Life Insurance Company (“VALIC”) (together with the Trusts, the “Applicants”) submit this application (the “Application”) to request an order of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act” or the “Act”), granting exemptions from Sections 9(a), 13(a), 15(a), and 15(b) of the Act and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder, in cases where a life insurance company separate account supporting variable life insurance contracts (“VLI Account”) holds shares of an existing portfolio of a Trust (an “Existing Fund”) or a “Future Fund,” as defined below (any Existing Fund or Future Fund is referred to herein as a “Fund”, and collectively as, the “Funds”), and one or more of the following other types of investors also hold shares of the Funds: (1) any life insurance company separate account supporting variable annuity contracts, whether or not registered as an investment company with the Commission (a “VA Account”), (2) any VLI Account, whether or not registered as an investment company with the Commission,(3) the investment adviser or any subadviser to a Fund or affiliated persons of the investment adviser or subadviser (representing seed money investments in the Fund) (“Advisers”), (4) any general account of an insurance company depositor of VA Accounts and/or VLI Accounts and affiliated persons of such insurance companies (representing seed money investments in the Fund) (“General Account”);1 and/or (5) any qualified group pension or group retirement plan (a “Plan” or “Qualified Plan”) outside the separate account context.2

As used herein, a “Future Fund” is any investment company (or investment portfolio or series thereof), other than an Existing Fund, designed to be sold to VA Accounts and/or VLI Accounts and to which the Applicants or their affiliates may in the future serve as investment advisers, investment subadvisers, investment managers, administrators, principal underwriters, or sponsors.

1/	In order for shares of the Fund to be held by an insurance company general account or an investment adviser, the return on such shares must be computed in the same manner as for shares held by a separate account, and the general account or investment adviser must not intend to sell shares of the investment company held by it to the public.
2/	Shares of the Funds may be offered to any Qualified Plan that can, consistent with applicable tax law, invest in the Funds consistent with the Funds serving as investment vehicles for variable contracts, including, without limitation, those trusts, plans, accounts, contracts or annuities described in Section 401(a), 403(a), 403(b), 408(a), 408(b), 408(k) 414(d), 457(b) and 501(c)(18) of the Internal Revenue Code of 1986, as amended (the “Code”), and any other trust, plan, account, contract or annuity that the Internal Revenue Service has determined in a letter ruling to be within the scope of Treas. Reg. 1.817-5(f)(3)(iii). Such plans have been determined by the Internal Revenue Service to qualify as qualified pension or retirement plans for purposes of Treas. Reg. 1.817-5(f)(3)(iii) in Rev. Rul. 94-62, 1994-2 C.B. 164.

I.	BACKGROUND

A.	The Applicants

1.	SunAmerica Series Trust

SunAmerica Series Trust was formed as a Massachusetts business trust on September 11, 1992. The Trust is registered under the Act as an open-end management investment company (Reg. File No. 811-07238).3 The Trust is a series investment company as defined by Rule 18f-2 under the Act and is currently comprised of forty (40) Funds.4 The Trust issues a separate series of shares of beneficial interest for each of its Funds and has filed a registration statement under the Securities Act of 1933, as amended (the “1933 Act”) on Form N-1A (Reg. File No. 33-52742) to register such shares. The Trust may establish additional Funds in the future and additional classes of shares for such Funds. Shares of the Funds of the SunAmerica Series Trust are not and will not be offered to the general public.

2.	Seasons Series Trust

Seasons Series Trust was formed as a Massachusetts business trust on October 10, 1995 and is registered under the Act as an open-end management investment company (Reg. File No. 811-07725). The Trust is a series investment company as defined by Rule 18f-2 under the Act

3/	Pursuant to Rule 0-4 under the Act, this file and all other files cited herein are hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations in this Application.
4/	The forty (40) Funds of the SunAmerica Series Trust are currently as follows: Aggressive Growth Portfolio, Alliance Growth Portfolio, American Funds Growth SAST Portfolio, American Funds Global Growth SAST Portfolio, American Funds Growth-Income SAST Portfolio, American Funds Asset Allocation SAST Portfolio, Balanced Portfolio, Blue Chip Growth Portfolio, Capital Growth Portfolio, Cash Management Portfolio, Corporate Bond Portfolio, Davis Venture Value Portfolio, “Dogs” of Wall Street Portfolio, Emerging Markets Portfolio, Equity Index Portfolio, Equity Opportunities Portfolio, Foreign Value Portfolio, Fundamental Growth Portfolio, Global Bond Portfolio, Global Equities Portfolio, Growth-Income Portfolio, Growth Opportunities Portfolio, High-Yield Bond Portfolio, International Diversified Equities Portfolio, International Growth and Income Portfolio, Marsico Focused Growth Portfolio, MFS® Massachusetts Investors Trust Portfolio, MFS® Total Return Portfolio, Mid-Cap Growth Portfolio, Real Estate Portfolio, Small & Mid Cap Value Portfolio, Small Company Value Portfolio, Managed Asset Allocation SAST Portfolio, SunAmerica Dynamic Allocation Portfolio, SunAmerica Dynamic Strategy Portfolio, Technology Portfolio, Telecom Utility Portfolio, Total Return Bond Portfolio, VCP Total Return Balancedsm Portfolio, and VCPsm Value Portfolio.

and is currently comprised of twenty-one (21) Funds.5 The Trust issues a separate series of shares of beneficial interest for each of its Funds and has filed a registration statement under the 1933 Act on Form N-1A (Reg. File No. 333-08653) to register such shares. The Trust may establish additional Funds in the future and additional classes of shares for such Funds. Shares of the Funds of the Seasons Series Trust are not and will not be offered to the general public.

3.	Anchor Series Trust

Anchor Series Trust was formed as a Massachusetts business trust on August 26, 1983. The Trust is registered under the Act as an open-end management investment company (Reg. File No. 811-03836). The Trust is a series investment company as defined by Rule 18f-2 under the Act and is currently comprised of eight (8) Funds.6 The Trust issues a separate series of shares of beneficial interest for each of its Funds and has filed a registration statement under the 1933 Act on Form N-1A (Reg. File No. 2-86188) to register such shares. The Trust may establish additional Funds in the future and additional classes of shares for such Funds. Shares of the Funds of the Anchor Series Trust are not and will not be offered to the general public.

5/	The twenty-one (21) Funds of the Seasons Series Trust are currently as follows: Allocation Balanced Portfolio, Allocation Growth Portfolio, Allocation Moderate Growth Portfolio, Allocation Moderate Portfolio, Asset Allocation: Diversified Growth Portfolio, Cash Management Portfolio, Diversified Fixed Income Portfolio, Focus Growth Portfolio, Focus Value Portfolio, International Equity Portfolio, Large Cap Growth Portfolio, Large Cap Value Portfolio, Mid Cap Growth Portfolio, Mid Cap Value Portfolio, Multi-Managed Growth Portfolio, Multi-Managed Income Portfolio, Multi-Managed Income/Equity Portfolio, Multi-Managed Moderate Growth Portfolio, Real Return Portfolio, Small Cap Portfolio, and Stock Portfolio.
6/	The eight (8) Funds of the Anchor Series Trust are currently as follows: Asset Allocation Portfolio, Capital Appreciation Portfolio, Government and Quality Bond Portfolio, Growth and Income Portfolio, Growth Portfolio, Multi-Asset Portfolio, Natural Resources Portfolio, and Strategic Multi-Asset Portfolio.

4.	VALIC Company I

VALIC Company I (“VC I”) was formed as a Maryland corporation on December 7, 1984 and is registered under the Act as an open-end management investment company (Reg. File No. 811-03738). VC I is a series investment company as defined by Rule 18f-2 under the Act and is currently comprised of thirty-four (34) separate Funds.7 VC I issues a separate series of shares of beneficial interest for each of its Funds and has filed a registration statement under the 1933 Act on Form N-1A (Reg. File No. 2-83631) to register such shares. VC I may establish additional Funds in the future and additional classes of shares for such Funds. Shares of the Funds of VC I are not and will not be offered to the general public.

5.	VALIC Company II

VALIC Company II (“VC II”) was organized as a Delaware statutory trust on May 6, 1998 and is registered under the Act as an open-end management investment company (Reg. File No. 811-08789). VC II is a series investment company as defined by Rule 18f-2 under the Act and is currently comprised of fifteen (15) separate Funds.8 VC II issues a separate series of shares of beneficial interest for each of its Funds and has filed a registration statement under the 1933 Act on Form N-1A (Reg. File No. 333-53589) to register such shares. VC II may establish additional Funds in the future and additional classes of shares for such Funds. Shares of the Funds of VC II are not and will not be offered to the general public.

7/	The thirty-four (34) Funds of VC I are currently as follows: Asset Allocation Fund, Blue Chip Growth Fund, Broad Cap Value Income Fund, Capital Conservation Fund, Core Equity Fund, Dividend Value Fund, Dynamic Allocation Fund, Emerging Economies Fund, Foreign Value Fund, Global Real Estate Fund, Global Social Awareness Fund, Global Strategy Fund, Government Securities Fund, Growth Fund, Growth & Income Fund, Health Sciences Fund, Inflation Protected Fund, International Equities Fund, International Government Bond Fund, International Growth Fund, Large Cap Core Fund, Large Capital Growth Fund, Mid Cap Index Fund, Mid Cap Strategic Growth Fund, Money Market I Fund, Nasdaq-100 Index Fund, Science & Technology Fund, Small Cap Aggressive Growth Fund, Small Cap Fund, Small Cap Index Fund, Small Cap Special Values Fund, Small-Mid Growth Fund, Stock Index Fund, and Value Fund.
8/	The fifteen (15) Funds of VC II are currently as follows: Aggressive Growth Lifestyle Fund, Capital Appreciation Fund, Conservative Growth Lifestyle Fund, Core Bond Fund, High Yield Bond Fund, International Opportunities Fund, Large Cap Value Fund, Mid Cap Growth Fund, Mid Cap Value Fund, Moderate Growth Lifestyle Fund, Money Market II Fund, Small Cap Growth Fund, Small Cap Value Fund, Socially Responsible Fund, and Strategic Bond Fund.

6.	SAAMCo

SAAMCo serves as the investment adviser and manager for all the Funds of the SunAmerica Series Trust, Seasons Series Trust, and Anchor Series Trust and serves as the subadviser to certain Funds of VC I and VC II. SAAMCo is located at Harborside Financial Center, 3200 Plaza 5, Jersey City, New Jersey 07311-4992. SAAMCo is a corporation organized under the laws of the State of Delaware and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).9 SAAMCo is also registered as a commodity pool operator and is a wholly owned subsidiary of American General Life Insurance Company (“American General Life”), an insurance company organized under the laws of Texas and a wholly owned subsidiary of AGC Life Insurance Company (“AGC Life”), which itself is a Missouri corporation indirectly and wholly owned by American International Group, Inc. (“AIG”). Under the supervision of the board of trustees of the SunAmerica Series Trust, Seasons Series Trust, and Anchor Series Trust, SAAMCo is responsible for making investment decisions for the Funds of those Trusts, including selecting subadvisers, managing investments, providing administrative services, and supervising the daily business affairs. As compensation for its services, SAAMCo is paid an investment management fee based on each Fund’s average daily net assets and contracts with subadvisers to help manage the Funds.

[9]	File No. 801-19813.

7.	VALIC

VALIC serves as the investment adviser to VC I and VC II and is located at 2929 Allen Parkway, Houston, Texas 77019. VALIC is a stock life insurance company originally organized as The Variable Annuity Life Insurance Company of America, located in Washington, D.C. and re-organized under the laws of the state of Texas on August 20, 1968. VALIC has been in the investment advisory business since 1960 and is registered as an investment adviser under the Advisers Act.10 VALIC is a wholly owned subsidiary of AGC Life, which is indirectly and wholly owned by AIG. Under the supervision of the boards of directors or trustees of VC I and VC II, respectively, VALIC is responsible for making investment decisions for the Funds of those Trusts, including selecting subadvisers, managing investments, providing administrative and shareholder services, and supervising the daily business affairs. VALIC is paid an investment management fee at an annual rate equal to a percentage of each Fund’s average daily net assets and contracts with subadvisers to help manage the Funds.

B.	The VLI Accounts and VA Accounts

The Existing Funds propose (and Future Funds will propose) to offer their shares to VLI and VA Accounts of various life insurance companies (“Participating Insurance Companies”) to serve as an investment medium to support variable life insurance contracts (“VLI Contracts”) and variable annuity contracts (“VA Contracts”) (together, “Variable Contracts”) issued through such accounts. Each VLI Account and VA Account is or will be established as a segregated asset account by a Participating Insurance Company pursuant to the insurance law of the insurance company’s state of domicile. As such, the assets of each will be the property of the Participating Insurance Company, and that portion of the assets of such an Account equal to the

[10]	File No. 801-8138.

reserves and other contract liabilities with respect to the Account will not be chargeable with liabilities arising out of any other business that the insurance company may conduct. The income, gains and losses, realized or unrealized from such an Account’s assets will be credited to or charged against the Account without regard to other income, gains or losses of the Participating Insurance Company. If a VLI Account or VA Account is registered as an investment company, it will be a “separate account” as defined by Rule 0-1(e) (or any successor rule) under the Act and will be registered as a unit investment trust.11 For purposes of the Act, the Participating Insurance Company that establishes such a registered VLI Account or VA Account is the depositor and sponsor of the Account as those terms have been interpreted by the Commission with respect to variable life insurance and variable annuity separate accounts. Each Participating Insurance Company may rely on Rule 6e-2 or Rule 6e-3(T) under the 1940 Act.

C.	The Participating Insurance Companies

The Participating Insurance Companies, for purposes of this Application, are currently American General Life, The United States Life Insurance Company in the City of New York (“USLIC”) (an insurance company organized under the laws of the State of New York and a wholly owned subsidiary of AGC Life), and VALIC. Each Participating Insurance Company is an indirect subsidiary of AIG. Various other life insurance companies that are not affiliated persons of American General Life, USLIC, and VALIC may be, or in the future become, Participating Insurance Companies. At the current time, the following VLI Accounts and VA Accounts of American General Life, USLIC, and VALIC invest in one or more of the Trusts:

11/	VLI Accounts and VA Accounts often are not registered as investment companies in reliance upon the exclusions from the definition of an investment company in Sections 3(c)(1), 3(c)(7) or 3(c)(11) of the Act. Likewise, interests in such unregistered separate accounts issued in the form of variable life insurance contracts or variable annuity contracts are usually sold in reliance upon the exemption from the registration requirements of the 1933 Act contained in Section 3(a)(2) or 4(2) of that Act

American General Life: Separate Account 8, Separate Account 101, Separate Account 102, Separate Account A, Separate Account D, Separate Account II, Separate Account IV, Separate Account VA-2, Separate Account VL-R, Separate Account VL-U LIS, Separate Account VUL, and A.G. Separate Account A; USLIC: Separate Account USL VA-R, Separate Account USL VL-R and Separate Account USL B; and VALIC: Separate Account A.

II.	PROPOSED SALE OF SHARES

A.	Sales of Shares of Existing Funds and Future Funds to VLI Accounts and VA Accounts

Each Existing Fund proposes to offer and sell its shares (and a Future Fund would offer and sell its shares) to VLI Accounts and VA Accounts of various Participating Insurance Companies as an investment medium to support Variable Contracts issued through such Accounts. As described more fully below, each Fund will sell its shares to VLI Accounts and VA Accounts only if each Participating Insurance Company sponsoring such a VLI Account or VA Account enters into a participation agreement with the Fund. The participation agreements define or will define the relationship between each Fund and each Participating Insurance Company and memorialize or will memorialize, among other matters, the fact that, except where the agreement specifically provides otherwise, the Participating Insurance Company will remain responsible for establishing and maintaining any VLI Account or VA Account covered by the agreement and for complying with all applicable requirements of state and federal law pertaining to such Accounts and to the sale and distribution of Variable Contracts issued through such Accounts. The role of the Funds under this arrangement, with regard to the federal securities laws, will consist of offering and selling shares of the Funds to the VLI Accounts and VA Accounts and fulfilling any conditions that the Commission may impose in granting the requested order.

The use of a common management investment company (or investment portfolio thereof) as an investment medium for both VLI Accounts and VA Accounts of the same Participating Insurance Company, or of two or more insurance companies that are affiliated persons of each other, is referred to herein as “mixed funding.” The use of a common management investment company (or investment portfolio thereof) as an investment medium for VLI Accounts and/or VA Accounts of two or more Participating Insurance Companies that are not affiliated persons of each other, is referred to herein as “shared funding.”

B.	Sale of Shares of Existing Funds and Future Funds to Plans, Advisers, and General Accounts

Applicants propose that each Existing Fund and any Future Fund may offer and sell its shares directly to Plans. As described below, federal tax law permits investment companies such as the Funds to increase their net assets by selling shares to Plans.

Section 817(h) of the Code imposes certain diversification standards on the assets underlying Variable Contracts. The Code provides that Variable Contracts will not be treated as annuity contracts or life insurance contracts, as the case may be, for any period (or any subsequent period) for which the underlying assets are not, in accordance with regulations issued by the Treasury Department, adequately diversified. On March 2, 1989, the Treasury Department issued regulations (Treas. Reg. 1.817-5)12 that established diversification requirements for Variable Contracts, which require the separate accounts upon which these Contracts are based to be diversified as provided in the Treasury Regulations. In the case of

[1]2/	These regulations were proposed on Septmber 15, 1986.

separate accounts that invest in underlying investment companies, the Treasury Regulations provide a “look through” rule that permits the separate account to look to the underlying investment company for purposes of meeting the diversification requirements, provided that the beneficial interests in the investment company are held only by the segregated asset accounts of one or more insurance companies. However, the Treasury Regulations also contain certain exceptions to this requirement, one of which permits shares in an investment company to be held by a Plan without adversely affecting the ability of shares in the same investment company to also be held by separate accounts funding Variable Contracts (Treas. Reg. 1.817-5(f)(3)(iii)). Other exceptions allow shares of the investment company to be held by the investment adviser of the investment company (and certain companies related to the investment adviser) representing seed capital (Treas. Reg. 1.817-5(f)(3)(ii)) and by the General Account of a Participating Insurance Company (Treas. Reg. 1.817-5(f)(3)(i)).

Plans may invest in shares of an investment company as the sole investment under the Plan, or as one of several investments. Plan participants may or may not be given an investment choice depending on the terms of the Plan itself. The trustees or other fiduciaries of a Plan may vote investment company shares held by the Plan in their own discretion or, if the applicable Plan so provides, vote such shares in accordance with instructions from participants in such Plan. Applicants have no control over whether trustees or other fiduciaries of Plans, rather than participants in the Plans, have the right to vote under any particular Plan. Each Plan must be administered in accordance with the terms of the Plan and as determined by its trustee or trustees.

Applicants propose that any Fund may also sell shares to its Adviser. The Treasury Regulations permit such sales as long as the return on shares held by an Adviser is computed in the same manner as shares held by VLI Accounts and VA Accounts, the Adviser does not intend to sell the shares to the public, and sales to the Adviser are only made in connection with the creation or management of the Fund for the purpose of providing seed money for the Fund (Treas. Reg. 1.817-5(f)(3)(ii)).

Applicants propose that any Fund may also sell shares to a General Account of a Participating Insurance Company. The Treasury Regulations permit such sales as long as the return on shares held by a General Account is computed in the same manner as for shares held by VLI Accounts and VA Accounts and the Participating Insurance Company does not intend to sell the shares to the public (Treas. Reg. 1.817-5(f)(3)(i)).

The use of a common management investment company (or investment portfolio thereof) as an investment medium for VLI Accounts, VA Accounts, Plans, Advisers, and General Accounts is referred to herein as “extended mixed funding.”

III.	EXEMPTIONS REQUESTED

A.	Statutory Restrictions

Section 9(a) of the Act makes it unlawful for any company to serve as an investment adviser or principal underwriter of any investment company, including a unit investment trust, if an affiliated person of that company is subject to disqualification enumerated in Section 9(a)(1) or (2) of the Act. Sections 13(a), 15(a), and 15(b) of the Act have been deemed by the Commission to require “pass-through” voting with respect to an underlying investment company’s shares.

B.	Rule 6e-2(b)(15)

Rule 6e-2(b)(15) under the Act provides partial exemptions from Sections 9(a), 13(a), 15(a), and 15(b) of the Act to VLI Accounts supporting scheduled premium VLI Contracts and to their life insurance company depositors.13 The exemptions granted by the Rule are available, however, only where a Fund offers its shares exclusively to VLI Accounts of the same Participating Insurance Company and/or of Participating Insurance Companies that are affiliated persons of the same Participating Insurance Company and then, only where scheduled premium VLI Contracts are issued through such VLI Accounts. Therefore, VLI Accounts, their depositors and their principal underwriters may not rely on the exemptions provided by Rule 6e-2(b)(15) if shares of the Fund are held by a VLI Account through which flexible premium VLI Contracts are issued, a VLI Account of an unaffiliated Participating Insurance Company, the General Account of a Participating Insurance Company, an Adviser, any VA Account, or a Plan. In other words, Rule 6e-2(b)(15) does not provide exemptions from Section 9(a), 13(a), 15(a), or 15(b) of the Act when a scheduled premium VLI Account invests in shares of a management investment company that serves as a vehicle for mixed funding, extended mixed funding, or shared funding.

Accordingly, Applicants request an order of the Commission granting exemptions from Sections 9(a), 13(a), 15(a), and 15(b) of the Act, and Rule 6e-2(b)(15) thereunder, to the extent necessary to permit a scheduled premium VLI Account to hold shares of Funds when one or more of the following types of investors also hold shares of the Funds: (1) VA Accounts and VLI Accounts (supporting flexible premium VLI Contracts) of affiliated and unaffiliated Participating Insurance Companies, (2) VLI Accounts (supporting scheduled premium VLI Contracts) of unaffiliated Participating Insurance Companies, (3) General Accounts, (4) Advisers, or (5) Plans.

[1]3/	Rule 6e-2(b)(15) also provides these exemptions to the principal underwriter of the scheduled premium VLI Contracts issued through the applicable VLI Account.

C.	Rule 6e-3(T)(b)(15)

Rule 6e-3(T)(b)(15) under the 1940 Act provides partial exemptions from Sections 9(a), 13(a), 15(a), and 15(b) of the Act to VLI Accounts supporting flexible premium VLI Contracts and to their life insurance company depositors.14 The exemptions granted by the Rule are available, however, only where a Fund offers its shares exclusively to VLI Accounts (through which either scheduled premium or flexible premium VLI Contracts are issued) of the same Participating Insurance Company and/or of Participating Insurance Companies that are affiliated persons of the same Participating Insurance Company, VA Accounts of the same Participating Insurance Company or of affiliated Participating Insurance Companies, or the General Account of the same Participating Insurance Company or of affiliated Participating Insurance Companies.15 Therefore, VLI Accounts, their depositors and their principal underwriters may not rely on the exemptions provided by Rule 6e-3(T)(b)(15) if shares of the Fund are held by a VLI Account of an unaffiliated Participating Insurance Company, a VA Account of an unaffiliated Participating Insurance Company, the General Account of an unaffiliated Participating Insurance Company, an Adviser, or a Plan. In other words, Rule 6e-3(T)(b)(15) provides exemptions from Section 9(a), 13(a), 15(a), and 15(b) of the Act when a VLI Account supporting flexible premium VLI Contracts invests in shares of a management investment company that serves as a vehicle for mixed funding but does not provide these exemptions when such a VLI Account invests in shares of a management investment company that serves as a vehicle for extended mixed funding or shared funding.

[1]4/	Rule 6e-3(T)(b)(15) also provides these exemptions to the principal underwriter of the flexible premium VLI Contracts issued through the applicable VLI Account.
[1]5/	The exemptions provided by Rule 6e-3(T)(b)(15) also would generally be available if a Fund sells seed money shares to an affiliated person of both the Fund and a Participating Insurance Company, such as an investment adviser, that is not a Participating Insurance Company. See Metropolitan Tower Life Insurance Company et al. (June 13, 1983).

Accordingly, Applicants request an order of the Commission granting exemptions from Sections 9(a), 13(a), 15(a) and 15(b) of the Act and Rule 6e-3(T)(b)(15) thereunder, in cases where a flexible premium VLI Account holds shares of the Funds and one or more of the following types of investors also hold shares of such Funds: (1) VA Accounts and VLI Accounts of unaffiliated Participating Insurance Companies, (2) General Accounts of unaffiliated Participating Insurance Companies, (3) Advisers, or (4) Plans.

D.	Effect of Sale of Funds’ Shares to Eligible 817(h) Purchasers

As explained below, Applicants maintain that there is no public policy reason why VLI Accounts and their Participating Insurance Company depositors (or principal underwriters) should not be able to rely on the exemptions provided by Rules 6e-2(b)(15) and 6e-3(T)(b)(15) just because shares of Funds held by the VLI Accounts are also held by VA Accounts, other VLI Accounts, an Adviser, the General Account of the Participating Insurance Company (or another Participating Insurance Company), or a Plan (“Eligible 817(h) Purchasers”).16 Rather, Applicants assert that the proposed sale of Fund shares to Eligible 817(h) Purchasers may allow for the development of larger pools of assets, resulting in the potential for greater investment and diversification opportunities and for decreased expenses at higher asset levels resulting in greater cost efficiencies. Similarly, Applicants believe that the proposed sale of Fund shares to Advisers and General Accounts of Participating Insurance Companies for seed money may result in the creation of more Funds as investment options for certain VA Contracts and VLI Contracts than would otherwise be the case.

[1]6/	In this regard, Applicants note that the adoption of Treasury Regulation 1.817-5 followed by three years and two years, respectively, the adoption of the most recent revisions to Rules 6e-2(b)(15) and 6e-3(T)(b)(15). Thus, at the time that the Commission most recently considered Rules 6e-2(b)(15) and 6e-3(T)(b)(15), sale of Fund shares to both VLI Accounts and Eligible 817(h) Purchasers was not contemplated.

Applicants understand that the reason the Commission did not grant more extensive relief in the area of mixed and shared funding when it adopted Rule 6e-3(T) is because of the Commission’s uncertainty in this area with respect to issues such as conflicts of interest. Applicants believe, however, that the Commission’s concern in this area is not warranted here. For the reasons explained below, Applicants have concluded that investment by Eligible 817(h) Purchasers in the Funds should not increase the risk of material irreconcilable conflicts between owners of VLI Contracts and other types of investors or between owners of VLI Contracts issued by unaffiliated Participating Insurance Companies.

E.	Class Relief

Consistent with the Commission’s authority under Section 6(c) of the 1940 Act to grant exemptive orders to a class or classes of persons and transactions, Applicants request exemptions for a class consisting of Participating Insurance Companies and their VA and VLI Accounts investing in the Existing Funds or Future Funds, as well as their principal underwriters that currently invest or, in the future, will invest in the Funds. There is ample precedent, in a variety of contexts, for the Commission to grant exemptions to a carefully defined class of persons or parties where the specific identities of all such persons or parties cannot be ascertained at the time an application for the exemptions is filed. Likewise, there is ample precedent for parties not seeking to rely on the exemptions to apply for such exemptions in order to further their reasonable business purposes.

In the context of mixed funding, extended mixed funding, and shared funding, the Commission has granted numerous orders of exemption covering a class composed of VA and

VLI Accounts, their insurance company depositors, and principal underwriters.17 The order sought in this Application is largely identical to these precedents with respect to the scope of the exemptions and the conditions proposed by the Applicants. Applicants believe that the same policies and considerations that led the Commission to grant such exemptions to other similarly situated applicants are present here. Applicants therefore request that the Commission issue an order under Section 6(c) of the Act granting the exemptions requested.

IV.	GROUNDS FOR RELIEF

Section 6(c) of the 1940 Act provides, in part, that the Commission, by order upon application, may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision or provisions of the Act, or any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. The Applicants submit that the exemptions requested are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

17/	See, e.g., Hatteras Variable Trust, et al., Inv. Co. Act Rel. No. 30296 (Dec. 6, 2012) (notice), Inv. Co. Act. Rel. No. 30338 (Jan. 2, 2013) (order); Northern Lights Variable Trust, et al., Inv. Co. Act Rel. No. 29729 (Jul. 19, 2011) (notice), Inv. Co. Act Rel. No. 29757 (Aug. 16, 2011) (order); Fairholme VP Series Fund, et al., Inv. Co. Act Rel. No. 29619 (Mar. 28, 2011) (notice), Inv. Co. Act Rel. No. 29661 (Apr. 26, 2011) (order); MML Series Investment Fund, et al, Inv. Co. Act Rel. No. 28849 (Aug. 20, 2009) (notice), Inv. Co. Act Rel. No.28901 (Sep. 15, 2009) (order); Mainstay VP Series Fund, Inc., et al., Inv. Co. Act Rel. No. 28619 (Feb. 20, 2009) (notice), Inv. Co. Act Rel. No. 28651 (Mar. 18, 2009) (order); TIAA-CREF Life Funds, et al., Inv. Co. Act Rel. No. 28530 (Dec. 10, 2008) (notice), Inv. Co. Act Rel. No. 28577 (Jan. 6, 2009) (order); Financial Investors Variable Insurance Trust, et al., Inv. Co. Act Rel. No. 27965 (Sep. 4, 2007) (notice), Inv. Co. Act Rel. No. 27999 (Sep. 27, 2007) (order); Sentinel Variable Products Trust, et al., Inv. Co. Act Rel. No. 27921 (Aug. 3, 2007) (notice), Inv. Co. Act Rel. No. 27959 (Aug. 29, 2007) (order); Delaware VIP Trust, et al., Inv. Co. Act Rel. No.27886 (Jul. 16, 2007) (notice), Inv. Co. Act Rel. No. 27926 (Aug. 9, 2007) (order); Principal Variable Contracts Fund, Inc., et al., Inv. Co. Act Rel. No.27852 (June 18, 2007) (notice), Inv. Co. Act Rel. No. 27887 (Jul. 17, 2007) (order); Cohen & Steers VIF Realty Fund, Inc. et al., Inv. Co. Act Rel. No. 27416 (June 28, 2006) (notice), Inv. Co. Act Rel. No. 27422 (Jul. 20, 2006) (order); MLIG Variable Insurance Trust and Roszel Advisors, LLC, Inv. Co. Act Rel. No. 26203 (Oct. 8, 2003) (notice), Inv. Co. Act Rel. No. 26248 (Nov. 4, 2003) (order); Nations Separate Account Trust et al., Inv. Co. Act Rel. No. 25096 (July 31, 2001) (notice), Inv. Co. Act Rel. No. 25139 (Aug. 24, 2001) (order); Met Investors Series Trust et al., Inv. Co. Act Rel. No. 24997 (Jun. 5, 2001) (notice), Inv. Co. Act Rel. No. 25057 (Jul. 31, 2001) (order); Hartford Capital Appreciation HLS Fund, Inc., et al., Inv. Co. Act Rel. No. 24676 (Oct. 3, 2000) (notice), Inv. Co. Act Rel. No. 24724 (Nov. 1, 2000) (order).

A.	Disqualification

Section 9(a)(3) of the 1940 Act provides, among other things, that it is unlawful for any company to serve as investment adviser or principal underwriter of any registered open-end investment company if an affiliated person of that company is subject to a disqualification enumerated in Sections 9(a)(1) or (2). Rules 6e-2(b)(15)(i) and (ii) and Rules 6e-3(T)(b)(15)(i) and (ii) under the Act provide exemptions from Section 9(a) under certain circumstances, subject to the limitations discussed above on mixed funding, extended mixed funding, and shared funding. These exemptions limit the application of the eligibility restrictions to affiliated individuals or companies that directly participate in management of the underlying investment company.

The relief provided by Rules 6e-2(b)(15)(i) and 6e-3(T)(b)(15)(i) permits a person that is disqualified under Sections 9(a)(1) or (2) of the Act to serve as an officer, director, or employee of the life insurance company, or any of its affiliates, as long as that person does not participate directly in the management or administration of the underlying investment company. The relief provided by Rules 6e-2(b)(15)(ii) and 6e-3(T)(b)(15)(ii) under the Act permits the life insurance company to serve as the underlying investment company’s investment adviser or principal underwriter, provided that none of the insurer’s personnel who are ineligible pursuant to Section 9(a) participates in the management or administration of the investment company.

In effect, the partial relief granted in Rules 6e-2(b)(15) and 6e-3(T)(b)(15) under the Act from the requirements of Section 9 of the Act limits the amount of monitoring necessary to ensure compliance with Section 9 to that which is appropriate in light of the policy and purposes of Section 9. Those rules recognize that it is not necessary for the protection of investors or the purposes fairly intended by the policy and provisions of the Act to apply the provisions of Section 9(a) to all individuals in a large insurance complex, most of whom will have no involvement in matters pertaining to investment companies in that organization.

Accordingly, Applicants assert that it is unnecessary to apply Section 9(a) of the Act to the many individuals in each Participating Insurance Company (or affiliated companies of Participating Insurance Companies) that may utilize the Funds as investment vehicles for VLI Accounts and VA Accounts. There is no regulatory purpose served in extending the monitoring requirements to embrace a full application of Section 9(a)’s eligibility restrictions because of mixed funding, extended mixed funding, or shared funding. Aside from VALIC, the Participating Insurance Companies and Eligible 817(h) Purchasers are not expected to play any role in the management of the Funds, including any Participating Insurance Company and Fund that may be under common control as defined in Section 2(a)(9) of the 1940 Act. Those individuals who participate in the management of the Funds will remain the same regardless of which VA Accounts, VLI Accounts, or other Eligible 817(h) Purchasers invest in the Funds.

With respect to VALIC, which is both a Participating Insurance Company and an investment adviser to VC I and VC II, certain individuals employed by VALIC do play a role in the management of VC I and VC II by providing certain management-related services such as selecting subadvisers, managing investments, providing shareholder services, providing support to the board of directors/trustees, and supervising the Funds’ daily business affairs. Such individuals, by directly participating in the management of VC I and VC II, are subject to Section 9(a)’s eligibility restrictions. However, Applicants maintain that applying Section 9(a) to the many other individuals within VALIC’s large insurance complex who are not similarly engaged in managing VC I and VC II would be unnecessary, and the exemptions provided by Rules 6e-2(b)(15)(i) and 6e-3(T)(b)(15)(i) should continue to extend to any VALIC individuals who do not participate directly in the management or administration of VC I and VC II. Indeed, as noted above, these exemptions recognize and permit a life insurance company to serve as a fund’s investment adviser so long as none of its personnel who are ineligible pursuant to Section 9(a) participate in the management or administration of the fund.

Applying the monitoring requirements of Section 9(a) of the Act because of investment by VA Accounts, VLI Accounts, or other Eligible 817(h) Purchasers would be unjustified and would not serve any regulatory purpose. Furthermore, the increased monitoring costs could reduce the net rates of return realized by owners of VLI Contracts, VA Contracts and Plan participants. Moreover, Qualified Plans, Advisers, and General Accounts, unlike separate accounts, are not themselves investment companies, and therefore are not subject to Section 9 of the Act. Furthermore, it is not anticipated that a Qualified Plan would be an affiliated person of the Funds except by virtue of its holding 5% or more of a Fund’s shares.

B.	Pass-Through Voting

Rules 6e-2(b)(15)(iii) and 6e-3(T)(b)(15)(iii) under the 1940 Act provide exemptions from pass-through voting requirements with respect to several significant matters, assuming the limitations on mixed funding, extended mixed funding, and shared funding are observed. Rules 6e-2(b)(15)(iii)(A) and 6e-3(T)(b)(15)(iii)(A) provide that the insurance company may disregard the voting instructions of its variable life insurance contract owners with respect to the investments of an underlying investment company, or any contract between such an investment company and its investment adviser, when required to do so by an insurance regulatory authority (subject to the provisions of paragraphs (b)(5)(i) and (b)(7)(ii)(A) of Rules 6e-2 and 6e-3(T)).

Rules 6e-2(b)(15)(iii)(B) and 6e-3(T)(b)(15)(iii)(A)(2) provide that an insurance company may disregard the voting instructions of variable life insurance contract owners if such owners initiate any change in an underlying investment company’s investment policies, principal underwriter or any investment adviser (provided that disregarding such voting instructions is reasonable and subject to the other provisions of paragraphs (b)(5)(ii), (b)(7)(ii)(B) and (b)(7)(ii)(C) of Rules 6e-2 and 6e-3(T)).

In the case of a change in the investment policies of the underlying investment company, the insurance company, in order to disregard contract owner voting instructions, must make a good faith determination that such a change either would: (1) violate state law, or (2) result in investments that either (a) would not be consistent with the investment objectives of its separate account, or (b) would vary from the general quality and nature of investments and investment techniques used by other separate accounts of the company, or of an affiliated life insurance company with similar investment objectives.18

Both Rule 6e-2 and Rule 6e-3(T) generally recognize that a variable life insurance contract is primarily a life insurance contract containing many important elements unique to life insurance contracts and subject to extensive state insurance regulation. In adopting subparagraph (b)(15)(iii) of these Rules, the Commission implicitly recognized that state insurance regulators have authority, pursuant to state insurance laws or regulations, to disapprove or require changes in investment policies, investment advisers, or principal underwriters.19

18/	See Rule 6e-2(b)(5)(ii) and Rule 6e-3(T)(b)(5)(ii).
19/	The Commission also expressly recognized that state insurance regulators have authority to require an insurance company to draw from its general account to cover the costs imposed upon it by a change approved by variable contract owners over the insurance company’s objection. Inv. Co. Act Rel. No. 8000 (Sept. 20, 1973) (proposing to amend Rule 3c-4). The Commission, therefore, considered such exemptions necessary “to assure the solvency of the life insurer and performance of its contractual obligations by enabling an insurance regulatory authority or the life insurer to act when certain proposals reasonably could be expected to increase the risks undertaken by the life insurer.” Inv. Co. Act Rel. No. 9104 (Dec. 30, 1975) (proposing Rule 6e-2). The Commission referred to the same rationale in granting an exemption that formed the basis for Rule 6e-2. See Equitable Variable Life Insurance Company et al., Inv. Co. Act Rel. No. 8888 (Aug. 13, 1975) (Notice), Inv. Co. Act Rel. No. 8992 (Oct. 16, 1975) (Order). In the this respect, flexible premium variable life insurance contracts are very similar to scheduled premium variable life insurance contracts and therefore the corresponding provisions of Rule 6e-3(T) undoubtedly were adopted in recognition of the same factors.

The sale of Fund shares to Eligible 817(h) Purchasers will not have any impact on the exemptions requested herein regarding the disregard of pass-through voting rights. Shares sold to Plans will be held by such Plans. The exercise of voting rights by Plans, whether by trustees, participants, beneficiaries, or investment managers engaged by the Plans, does not raise the type of issues respecting disregard of voting rights that are raised by VLI Accounts. With respect to Plans, which are not registered as investment companies under the 1940 Act, there is no requirement to pass through voting rights to Plan participants. Indeed, to the contrary, applicable law expressly reserves voting rights associated with Plan assets to certain specified persons. For example, for Plans subject to Section 403(a) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), shares of a portfolio of an investment company sold to a Plan must be held by the trust(s) funding the Plan. Section 403(a) also provides that the trustee(s) of such trusts must have exclusive authority and discretion to manage and control the Plan, with two exceptions: (1) when the Plan expressly provides that the trustee(s) are subject to the direction of a named fiduciary who is not a trustee, in which case the trustee(s) are subject to proper directions made in accordance with the terms of the Plan and not contrary to ERISA, and (2) when the authority to manage, acquire, or dispose of assets of the Plan is delegated to one or more investment managers pursuant to Section 402(c)(3) of ERISA. For such Plans, unless one of the above two exceptions stated in Section 403(a) applies, Plan trustees have the exclusive authority and responsibility for voting investment company shares (or related proxies) held by their Plan.

If a named fiduciary to a Plan appoints an investment manager, the investment manager has the responsibility to vote the shares held, unless the right to vote such shares is reserved to the trustee(s) or another named fiduciary. The Plans may have their trustee(s) or other fiduciaries exercise voting rights attributable to investment securities held by the Plans in their discretion. Some Plans, however, may provide for the trustee(s), an investment adviser (or advisers), or another named fiduciary to exercise voting rights in accordance with instructions from Plan participants.

Where a Plan does not provide participants with the right to give voting instructions, Applicants do not see any potential for material irreconcilable conflicts of interest between or among the Variable Contract owners and Plan participants with respect to voting of the respective Fund shares. Accordingly, unlike the circumstances surrounding VLI Accounts and VA Accounts, because Plans are not required to pass through voting rights to participants, the issue of resolution of material irreconcilable conflicts of interest should not arise with respect to voting Fund shares.

In addition, if a Plan were to hold a controlling interest in a Fund, Applicants do not believe that such control would disadvantage other investors in such Fund to any greater extent than is the case when any institutional shareholder holds a majority of the shares of any open-end management investment company. In this regard, Applicants submit that investment in a Fund by a Plan will not create any of the voting complications occasioned by VLI Account investments in the Fund. Unlike VLI Account investments, Plan voting rights cannot be frustrated by veto rights of Participating Insurance Companies or state insurance regulators.

Where a Plan provides participants with the right to instruct the trustee(s) as to how to vote Fund shares, Applicants see no reason why such participants generally or those in a particular Plan, either as a single group or in combination with participants in other Plans, would vote in a manner that would disadvantage VLI Contract owners. The purchase of shares by Plans that provide voting rights does not present any complications not otherwise occasioned by mixed or shared funding.

Similarly, the sale of Fund shares to an Adviser and to the General Accounts of Participating Insurance Companies will not have any impact on the exemptions requested herein regarding the disregard of pass-through voting rights. The exercise of voting rights by Advisers and the General Accounts of Participating Insurance Companies does not raise the type of issues respecting disregard of voting rights that are raised by VLI Accounts. Neither Advisers nor General Accounts are registered as investment companies under the Act, and are not subject to any pass-through voting requirements.

C.	Lack of Conflicts

1.	Mixed and Shared Funding

Applicants recognize that the Commission’s primary concern with respect to mixed funding, extended mixed funding, and shared funding issues is the potential for irreconcilable conflicts between the interests of owners of variable life insurance contracts and those of other investors in an open end investment company serving as an investment vehicle for such contracts. The prohibitions on mixed and shared funding might reflect concern regarding possible different investment motivations among investors. When Rule 6e-2 was first adopted, variable annuity separate accounts could invest in mutual funds whose shares were also offered to the general public. Therefore, the Commission staff may have been concerned with the potentially different investment motivations of public shareholders and owners of variable life insurance contracts. There also may have been some concern with respect to the problems of permitting a state insurance regulatory authority to affect the operations of a publicly available mutual fund and the investment decisions of public shareholders.

For reasons unrelated to the 1940 Act, however, Revenue Ruling 81-225 (Sept. 25, 1981) effectively deprived variable annuity contracts funded by publicly available mutual funds of their tax-benefited status. The Tax Reform Act of 1984 codified the prohibition against the use of publicly available mutual funds as an investment vehicle for both variable annuity contracts and variable life insurance contracts. In particular, Section 817(h) of the Code, in effect, requires that the investments made by both variable annuity and variable life insurance separate accounts be “adequately diversified.” If such a separate account is organized as part of a “two-tiered” arrangement where the account invests in shares of an underlying open-end investment company (i.e., an underlying fund), the diversification test will be applied to the underlying fund (or to each of several underlying funds), rather than to the separate account itself, but only if “all of the beneficial interests” in the underlying fund “are held by one or more insurance companies (or affiliated companies) in their general account or in segregated asset accounts.” Accordingly, a separate account that invests in a publicly available mutual fund will not be adequately diversified for these purposes. As a result, any underlying fund, including a Fund, that sells shares to VA Accounts or VLI Accounts, would, in effect, be precluded from also selling its shares to the public. Consequently, the Funds may not sell their shares to the public.

The rights of an insurance company or a state insurance regulator to disregard the voting instructions of owners of Variable Contracts is not inconsistent with either mixed funding or shared funding. The National Association of Insurance Commissioners Variable Life Insurance

Model Regulation (the “NAIC Model Regulation”) suggests that it is unlikely that insurance regulators would find an underlying fund’s investment policy, investment adviser or principal underwriter objectionable for one type of Variable Contract but not another type.20 The NAIC Model Regulation has long permitted the use of a single underlying fund for different separate accounts. Moreover, Article VI, Section 3 of the NAIC Model Regulation has been amended to remove a previous prohibition on one separate account investing in another separate account. Lastly, the NAIC Model Regulation does not distinguish between scheduled premium and flexible premium variable life insurance contracts. The NAIC Model Regulation, therefore, reflects the NAIC’s apparent confidence that such combined funding is appropriate and that state insurance regulators can adequately protect the interests of owners of all Variable Contracts.

Shared funding by unaffiliated insurance companies does not present any issues that do not already exist where a single insurance company is licensed to do business in several or all states. A particular state insurance regulator could require action that is inconsistent with the requirements of other states in which the insurance company offers its contracts. However, the fact that different insurers may be domiciled in different states does not create a significantly different or enlarged problem.

Shared funding by unaffiliated insurers, in this respect, is no different than the use of the same investment company as the funding vehicle for affiliated insurers, which Rules 6e-2(b)(15) and 6e-3(T)(b)(15) permit. Affiliated insurers may be domiciled in different states and be subject to differing state law requirements. Affiliation does not reduce the potential, if any exists, for differences in state regulatory requirements. In any event, the conditions set forth

20/	Article VI, Section 1.9 of the NAIC Model Regulation was amended to remove a previous requirement that variable annuity contracts could not be issued through a separate account through which variable life insurance contracts are being issued.

below are designed to safeguard against, and provide procedures for resolving, any adverse effects that differences among state regulatory requirements may produce. If a particular state insurance regulator’s decision conflicts with the majority of other state regulators, then the affected Participating Insurance Company will be required to withdraw its separate account investments in the relevant Fund. This requirement will be provided for in the Participation Agreement that will be entered into by Participating Insurance Companies with the relevant Fund.

Rules 6e-2(b)(15) and 6e-3(T)(b)(15) give Participating Insurance Companies the right to disregard the voting instructions of VLI Contract owners in certain circumstances. This right derives from the authority of state insurance regulators over VLI Accounts and VA Accounts. Under Rules 6e-2(b)(15) and 6e-3(T)(b)(15), a Participating Insurance Company may disregard VLI Contract owner voting instructions only with respect to certain specified items. Affiliation does not eliminate the potential, if any exists, for divergent judgments as to the advisability or legality of a change in investment policies, principal underwriter or investment adviser initiated by such Contract owners. The potential for disagreement is limited by the requirements in Rules 6e-2 and 6e-3(T) that the Participating Insurance Company’s disregard of voting instructions be reasonable and based on specific good faith determinations.

A particular Participating Insurance Company’s disregard of voting instructions, nevertheless, could conflict with the voting instructions of a majority of VLI Contract owners. The Participating Insurance Company’s action possibly could be different than the determination of all or some of the other Participating Insurance Companies (including affiliated insurers) that the voting instructions of VLI Contract owners should prevail, and either could preclude a majority vote approving the change or could represent a minority view. If the Participating

Insurance Company’s judgment represents a minority position or would preclude a majority vote, then the Participating Insurance Company may be required, at the relevant Fund’s election, to withdraw its VLI Accounts’ and VA Accounts’ investments in the relevant Fund. No charge or penalty will be imposed as a result of such withdrawal. This requirement will be provided for in the Participation Agreement entered into by the Participating Insurance Companies with the relevant Fund.

There is no reason why the investment policies of a Fund would or should be materially different from what these policies would or should be if the Fund supported only VA Accounts or VLI Accounts supporting flexible premium or scheduled premium VLI Contracts. Each type of insurance contract is designed as a long-term investment program.

Each Fund will be managed to attempt to achieve its specified investment objective, and not favor or disfavor any particular Participating Insurance Company or type of insurance contract. There is no reason to believe that different features of various types of Variable Contracts will lead to different investment policies for each or for different VLI Accounts and VA Accounts. The sale of Variable Contracts and ultimate success of all VA Accounts and VLI Accounts depends, at least in part, on satisfactory investment performance, which provides an incentive for each Participating Insurance Company to seek optimal investment performance.

Furthermore, no single investment strategy can be identified as appropriate to a particular Variable Contract. Each “pool” of VLI Contract and VA Contract owners is composed of individuals of diverse financial status, age, insurance needs and investment goals. A Fund supporting even one type of Variable Contract must accommodate these diverse factors in order to attract and retain purchasers. Permitting mixed and shared funding will provide economic support for the continuation of the Funds. Mixed and shared funding will broaden the base of potential Variable Contract owner investors, which may facilitate the establishment of additional Funds serving diverse goals.

2.	Eligible 817(h) Purchasers

Applicants do not believe that the sale of the shares to Eligible 817(h) Purchasers will increase the potential for material irreconcilable conflicts of interest between or among different types of investors. In particular, Applicants see very little potential for such conflicts beyond those that would otherwise exist between owners of VLI Contracts and VA Contracts. Applicants submit that either there are no conflicts of interest or that there exists the ability by the affected parties to resolve such conflicts consistent with the best interests of VLI Contract owners, VA Contract owners, and Plan participants.

(a)	Section 817(h) of the Code

Applicants considered whether there are any issues raised under the Code, Treasury Regulations, or Revenue Rulings thereunder if Eligible 817(h) Purchasers all invest in the same Fund. Section 817(h) of the Code is the culmination of a series of Revenue Rulings aimed at the control of investments by owners of Variable Contracts. Section 817(h) is the only Section of the Code that discusses insurance company separate accounts. Treasury Regulation 1.817-5, which establishes the diversification requirements for underlying funds, specifically permits, among other things, “qualified pension or retirement plan[s],” a fund’s investment “manager” and certain related persons, the “general account of a life insurance company” and certain related persons, VLI Accounts, and VA Accounts to invest in the same underlying fund. For this reason, Applicants have concluded that neither the Code, nor the Treasury Regulations nor Revenue Rulings thereunder, present any inherent conflicts of interest if Eligible 817(h) Purchasers all invest in the same Fund.

(b)	Tax Treatment of Distributions

Applicants note that, while there are differences in the manner in which distributions from VLI Accounts, VA Accounts, and Plans are taxed, these differences have no impact on the Funds. When distributions are to be made, and a VLI Account, VA Account, or Plan is unable to net purchase payments to make distributions, the VLI Account, VA Account, or Plan will redeem shares of the relevant Fund at its net asset value in conformity with Rule 22c-1 under the 1940 Act (without the imposition of any sales charge) to provide proceeds to meet distribution needs. A Participating Insurance Company will then make distributions in accordance with the terms of its Variable Contracts, and a Plan will then make distributions in accordance with the terms of the Plan.

(c)	Voting Rights

Applicants considered whether it is possible to provide an equitable means of giving voting rights to all Eligible 817(h) Purchasers, and determined that it is possible, as indicated below.

In connection with any meeting of Fund shareholders, the soliciting Fund will inform each shareholder Participating Insurance Company and each Eligible 817(h) Purchaser of their share holdings and provide other information necessary for such shareholders to participate in the meeting (e.g., proxy materials). Each Participating Insurance Company then will solicit voting instructions from owners of VLI Contracts and VA Contracts in accordance with Rules 6e-2 or 6e-3(T), or Section 12(d)(1)(E)(iii)(aa) of the Act, as applicable, and its Participation Agreement with the relevant Fund. Shares of a Fund that are held by an Adviser or a General Account will generally be voted in the same proportion as all votes cast on behalf of all Variable Contract owners having voting rights. However, an Adviser or General Account will vote its shares in such other manner as may be required by the Commission or its staff. Shares held by Plans will be voted in accordance with applicable law. The voting rights provided to Plans with respect to the shares would be no different from the voting rights that are provided to Plans with respect to shares of mutual funds sold to the general public. Furthermore, if a material irreconcilable conflict arises because of a Plan’s decision to disregard Plan participant voting instructions, if applicable, and that decision represents a minority position or would preclude a majority vote, the Plan may be required, at the election of the relevant Fund, to withdraw its investment in the Fund, and no charge or penalty will be imposed as a result of such withdrawal.

(d)	Senior Securities

Applicants do not believe that the ability of a Fund to sell its shares to an Eligible 817(h) Purchaser gives rise to a senior security. “Senior Security” is defined in Section 18(g) of the 1940 Act to include “any stock of a class having priority over any other class as to distribution of assets or payment of dividends.” As noted above, regardless of the rights and benefits of participants under Plans or owners of Variable Contracts, Eligible 817(h) Purchasers only have, or will only have, rights with respect to their respective shares of a Fund. These parties can only redeem such shares at net asset value. No shareholder of a Fund has any preference over any other shareholder with respect to distribution of assets or payment of dividends.

(e)	The Veto Power of State Insurance Commissioners

Applicants do not believe that the veto power of state insurance commissioners over certain potential changes to Fund investment objectives approved by Variable Contract owners creates conflicts between the interests of such owners and the interests of Eligible 817(h) Purchasers. Applicants note that a basic premise of corporate democracy and shareholder voting is that not all shareholders may agree with a particular proposal. Their interests and opinions may differ, but this does not mean that inherent conflicts of interest exist between or among such shareholders or that occasional conflicts of interest that do occur between or among them are likely to be irreconcilable.

Although Participating Insurance Companies may have to overcome regulatory impediments in redeeming shares of a Fund held by their VLI and VA Accounts, the Plans and the participants in participant-directed Plans can make decisions quickly and redeem their shares in a Fund and reinvest in another investment company or other funding vehicle without impediments, or as is the case with most Plans, hold cash pending suitable investment. As a result, conflicts between the interests of Variable Contract owners and the interests of Plans and Plan participants can usually be resolved quickly since the Plans can, on their own, redeem their Fund shares. Other Eligible 817(h) Purchasers can similarly redeem their shares of a Fund and make alternative investments at any time.

(f)	Potential Future Conflicts Arising from Tax Law Changes

Finally, Applicants considered whether there is a potential for future conflicts of interest between Participating Insurance Companies and Plans created by future changes in the tax laws. Applicants do not see any greater potential for material irreconcilable conflicts arising between the interests of Variable Contract owners and Plan participants from future changes in the federal tax laws than that which already exists between VLI Contract owners and VA Contract owners.

Applicants recognize that the foregoing is not an all-inclusive list, but rather is representative of issues that they believe are relevant to this Application. Applicants believe that the discussion contained herein demonstrates that the sale of Fund shares to Plans would not increase the risk of material irreconcilable conflicts between the interests of Plan participants and Variable Contract owners or other investors. Further, Applicants submit that the use of the

Funds with respect to Plans is not substantially dissimilar from each Fund’s current and anticipated use, in that Plans, like VLI Accounts and VA Accounts, are generally long-term investors.

D.	Fund Operations

Applicants assert that permitting a Fund to sell its shares to an Adviser or to a General Account will enhance management of each Fund without raising significant concerns regarding material irreconcilable conflicts among different types of investors.

A potential source of initial capital is a Fund’s Adviser or a Participating Insurance Company. Either of these parties may have an interest in making a capital investment and in assisting a Fund in its organization. However, provision of seed capital or the purchase of shares in connection with the management of a Fund by an Adviser or by a Participating Insurance Company may be deemed to violate the exclusivity requirement of Rule 6e-2(b)(15) and/or Rule 6e-3(T)(b)(15).

Given the conditions of Treasury Regulation 1.817-5(f)(3) and the harmony of interest between a Fund, on the one hand, and an Adviser or a Participating Insurance Company, on the other, Applicants assert that little incentive for overreaching exists. Furthermore, such investment should not implicate the concerns discussed above regarding the creation of material irreconcilable conflicts. Instead, permitting investments by an Adviser or by a General Account will permit the orderly and efficient creation and operation of a Fund and reduce the expense and uncertainty of using outside parties at the early stages of the Fund’s operations.

E.	General Grounds for Relief

Various factors have limited the number of insurance companies that offer Variable Contracts. These factors include the costs of organizing and operating a funding vehicle, certain insurers’ lack of experience with respect to investment management, and the lack of name recognition by the public of certain insurance companies as investment experts. In particular, some smaller life insurance companies may not find it economically feasible, or within their investment or administrative expertise, to enter the Variable Contract business on their own. Use of the Funds as a common investment vehicle for Variable Contracts would reduce or eliminate these concerns. Mixed and shared funding should also provide several benefits to owners of Variable Contracts by eliminating a significant portion of the costs of establishing and administering separate underlying funds.

Participating Insurance Companies will benefit not only from the investment and administrative expertise of the Funds’ Adviser, but also from the potential cost efficiencies and investment flexibility afforded by larger pools of funds. Mixed and shared funding also would permit a greater amount of assets available for investment by a Fund, thereby promoting economies of scale, by permitting increased safety through greater diversification, or by making the addition of new Funds more feasible. Therefore, making the Funds available for mixed and shared funding will encourage more insurance companies to offer Variable Contracts. This should result in increased competition with respect to both Variable Contract design and pricing, which can in turn be expected to result in more product variety. Applicants also assert that sale of shares in a Fund to Plans, in addition to VLI Accounts and VA Accounts, will result in an increased amount of assets available for investment in a Fund. This may benefit Variable Contract owners by promoting economies of scale, permitting increased safety of investments through greater diversification, and making the addition of new Funds more feasible.

Applicants also submit that, regardless of the type of shareholder in a Fund, an Adviser is or would be contractually and otherwise obligated to manage the Fund solely and exclusively in accordance with that Fund’s investment objectives, policies and restrictions, as well as any guidelines established by the applicable Trust’s board of trustees or directors (a “Board”). Thus, each Fund will be managed in the same manner as any other mutual fund.

Applicants see no significant legal impediment to permitting mixed funding, extended mixed funding, and shared funding. VLI Accounts and VA Accounts historically have been employed to accumulate shares of mutual funds that are not affiliated with the depositor or sponsor of the VLI Account or VA Account. In particular, Applicants assert that sales of Fund shares to Eligible 817(h) Purchasers, as described above, will not have any adverse federal income tax consequences to other investors in such a Fund.

In addition, Applicants note that the Commission has issued numerous orders permitting mixed funding, extended mixed funding, and shared funding.21 Therefore, granting the exemptions requested herein is in the public interest and, as discussed above, will not compromise the regulatory purposes of Sections 9(a), 13(a), 15(a), or 15(b) of the Act or Rules 6e-2 or 6e-3(T) thereunder.

V.	CONDITIONS FOR RELIEF

Applicants agree that the Commission order requested herein shall be subject to the following conditions:

1. A majority of the Board of each Trust will consist of persons who are not “interested persons” of the Trust (“disinterested directors/trustees”), as defined by Section 2(a)(19) of the 1940 Act, and the rules thereunder, and as modified by any applicable orders of the Commission, except that if this condition is not met by reason of death, disqualification or

[21]	See supra note 17.

bona fide resignation of any trustee or trustees, then the operation of this condition will be suspended: (a) for a period of 90 days if the vacancy or vacancies may be filled by the Board, (b) for a period of 150 days if a vote of shareholders is required to fill the vacancy or vacancies, or (c) for such longer period as the Commission may prescribe by order upon application or by future rule.

2. The Board of each Trust will monitor its respective Funds for the existence of any material irreconcilable conflict between and among the interests of the owners of all VLI Contracts and VA Contracts and participants of all Plans investing in the Fund, and determine what action, if any, should be taken in response to such conflicts. A material irreconcilable conflict may arise for a variety of reasons, including: (a) an action by any state insurance regulatory authority; (b) a change in applicable federal or state insurance, tax, or securities laws or regulations, or a public ruling, private letter ruling, no-action or interpretive letter, or any similar action by insurance, tax or securities regulatory authorities; (c) an administrative or judicial decision in any relevant proceeding; (d) the manner in which the investments of the Fund are being managed; (e) a difference in voting instructions given by VA Contract owners, VLI Contract owners, and Plans or Plan participants; (f) a decision by a Participating Insurance Company to disregard the voting instructions of contract owners; or (g) if applicable, a decision by a Plan to disregard the voting instructions of Plan participants.

3. Participating Insurance Companies (on their own behalf, as well as by virtue of any investment of General Account assets in a Fund), any Adviser to a Fund, and any Plan that executes a Participation Agreement upon its becoming an owner of 10% or more of the net assets of a Fund (collectively, “Participants”) will report any potential or existing conflicts to the relevant Board. Each Participant will be responsible for assisting the Board in carrying out the

Board’s responsibilities under these conditions by providing the Board with all information reasonably necessary for the Board to consider any issues raised. This responsibility includes, but is not limited to, an obligation by each Participating Insurance Company to inform the Board whenever Variable Contract owner voting instructions are disregarded, and, if pass-through voting is applicable, an obligation by each Plan to inform the Board whenever it has determined to disregard Plan participant voting instructions. The responsibility to report such information and conflicts, and to assist the Board, will be a contractual obligation of all Participating Insurance Companies under their Participation Agreement with a Trust, and these responsibilities will be carried out with a view only to the interests of the Variable Contract owners. The responsibility to report such information and conflicts, and to assist the Board, also will be contractual obligations of all Plans under their Participation Agreement with a Trust, and such agreements will provide that these responsibilities will be carried out with a view only to the interests of Plan participants.

4. If it is determined by a majority of the Board of a Trust, or a majority of the disinterested directors/trustees of the Board, that a material irreconcilable conflict exists, then the relevant Participant will, at its expense and to the extent reasonably practicable (as determined by a majority of the disinterested directors/trustees), take whatever steps are necessary to remedy or eliminate the material irreconcilable conflict, up to and including: (a) withdrawing the assets allocable to some or all of their VLI Accounts or VA Accounts from the Fund and reinvesting such assets in a different investment vehicle including another Fund; (b) in the case of a Participating Insurance Company, submitting the question as to whether such segregation should be implemented to a vote of all affected Variable Contract owners and, as appropriate, segregating the assets of any appropriate group (i.e., VA Contract owners or VLI Contact owners of one or more Participating Insurance Companies) that votes in favor of such segregation, or offering to the affected Contract owners the option of making such a change; (c) withdrawing the assets allocable to some or all of the Plans from the affected Fund and reinvesting them in a different investment medium; and (d) establishing a new registered management investment company or managed separate account. If a material irreconcilable conflict arises because of a decision by a Participating Insurance Company to disregard Variable Contract owner voting instructions, and that decision represents a minority position or would preclude a majority vote, then the Participating Insurance Company may be required, at the election of the Trust, to withdraw such Participating Insurance Company’s VA Account and VLI Account investments in the Fund, and no charge or penalty will be imposed as a result of such withdrawal. If a material irreconcilable conflict arises because of a Plan’s decision to disregard Plan participant voting instructions, if applicable, and that decision represents a minority position or would preclude a majority vote, the Plan may be required, at the election of the Trust, to withdraw its investment in the Fund, and no charge or penalty will be imposed as a result of such withdrawal. The responsibility to take remedial action in the event of a Board determination of a material irreconcilable conflict and to bear the cost of such remedial action will be a contractual obligation of all Participants under their Participation Agreement with a Trust, and these responsibilities will be carried out with a view only to the interests of Variable Contract owners or, as applicable, Plan participants.

For purposes of this Condition 4, a majority of the disinterested directors/trustees of the Board of each Trust will determine whether or not any proposed action adequately remedies any material irreconcilable conflict, but, in no event, will the Fund or its Adviser be required to establish a new funding vehicle for any Variable Contract or Plan. No Participating Insurance

Company will be required by this Condition 4 to establish a new funding vehicle for any Variable Contract if any offer to do so has been declined by vote of a majority of the Contract owners materially and adversely affected by the material irreconcilable conflict. Further, no Plan will be required by this Condition 4 to establish a new funding vehicle for the Plan if: (a) a majority of the Plan participants materially and adversely affected by the irreconcilable material conflict vote to decline such offer, or (b) pursuant to documents governing the Plan, the Plan trustee makes such decision without a Plan participant vote.

5. The Board of each Trust’s determination of the existence of a material irreconcilable conflict and its implications will be made known in writing promptly to all Participants.

6. Participating Insurance Companies will provide pass-through voting privileges to all Variable Contract owners whose Contracts are issued through registered VLI Accounts or registered VA Accounts for as long as required by the Act as interpreted by the Commission. However, as to Variable Contracts issued through VA Accounts or VLI Accounts not registered as investment companies under the Act, pass-through voting privileges will be extended to owners of such Contracts to the extent granted by the Participating Insurance Company. Accordingly, such Participating Insurance Companies, where applicable, will vote the shares of each Fund held in their VLI Accounts and VA Accounts in a manner consistent with voting instructions timely received from Variable Contract owners. Participating Insurance Companies will be responsible for assuring that each of their VLI and VA Accounts investing in a Fund calculates voting privileges in a manner consistent with all other Participating Insurance Companies investing in that Fund.

The obligation to calculate voting privileges as provided in this Application shall be a contractual obligation of all Participating Insurance Companies under their Participation Agreement with the Trust. Each Participating Insurance Company will vote shares of each Fund held in its VLI or VA Accounts for which no timely voting instructions are received, as well as shares held by its General Account or otherwise attributed to it, in the same proportion as those shares for which voting instructions are received. Each Plan will vote as required by applicable law, governing Plan documents and as provided in this Application.

7. As long as the Act requires pass-through voting privileges to be provided to Variable Contract owners or the Commission interprets the Act to require the same, a Fund’s Adviser or any General Account will vote their shares of the Fund in the same proportion as all votes cast on behalf of all Variable Contract owners having voting rights; provided, however, that such an Adviser or General Account shall vote its shares in such other manner as may be required by the Commission or its staff.

8. Each Fund will comply with all provisions of the Act requiring voting by shareholders (which, for these purposes, shall be the persons having a voting interest in its shares), and, in particular, the Fund will either provide for annual meetings (except to the extent that the Commission may interpret Section 16 of the Act not to require such meetings) or comply with Section 16(c) of the Act (although each Fund is not, or will not be, one of those trusts of the type described in Section 16(c) of the Act), as well as with Section 16(a) of the Act and, if and when applicable, Section 16(b) of the Act. Further, each Fund will act in accordance with the Commission’s interpretations of the requirements of Section 16(a) with respect to periodic elections of directors/trustees and with whatever rules the Commission may promulgate thereto.

9. A Fund will make its shares available to the VLI Accounts, VA Accounts, and Plans at or about the time it accepts any seed capital from its Adviser or from a General Account.

10. Each Fund has notified, or will notify, all Participants that disclosure regarding potential risks of mixed and shared funding may be appropriate in VLI Account and VA Account prospectuses or Plan documents. Each Fund will disclose, in its prospectus that: (a) shares of the Fund may be offered to both VA Accounts and VLI Accounts and, if applicable, to Plans, (b) due to differences in tax treatment and other considerations, the interests of various Variable Contract owners participating in the Fund and the interests of Plan Participants investing in the Fund, if applicable, may conflict, and (c) the Trust’s Board will monitor events in order to identify the existence of any material irreconcilable conflicts and to determine what action, if any, should be taken in response to any such conflicts.

11. If and to the extent Rule 6e-2 and Rule 6e-3(T) under the Act are amended, or proposed Rule 6e-3 under the Act is adopted, to provide exemptive relief from any provision of the Act, or the rules thereunder, with respect to mixed or shared funding, on terms and conditions materially different from any exemptions granted in the order requested in this Application, then each Fund and/or Participating Insurance Companies, as appropriate, shall take such steps as may be necessary to comply with Rules 6e-2 or 6e-3(T), as amended, or Rule 6e-3, to the extent such rules are applicable.

12. Each Participant, at least annually, shall submit to the Board of each Trust such reports, materials or data as the Board reasonably may request so that the directors/trustees of the Board may fully carry out the obligations imposed upon the Board by the conditions contained in this Application. Such reports, materials and data shall be submitted more frequently if deemed appropriate by the Board of a Trust. The obligations of the Participants to provide these reports, materials and data to the Board, when it so reasonably requests, shall be a contractual obligation of all Participants under their Participation Agreement with the Trust.

13. All reports of potential or existing conflicts received by the Board of each Trust, and all Board action with regard to determining the existence of a conflict, notifying Participants of a conflict and determining whether any proposed action adequately remedies a conflict, will be properly recorded in the minutes of the Board or other appropriate records, and such minutes or other records shall be made available to the Commission upon request.

14. Each Fund will not accept a purchase order from a Plan if such purchase would make the Plan an owner of 10 percent or more of the net assets of the Fund unless the Plan executes an agreement with the Fund governing participation in the Fund that includes the conditions set forth herein to the extent applicable. A Plan will execute an application containing an acknowledgement of this condition at the time of its initial purchase of shares.

VI.	CONCLUSION

Applicants request that the Commission issue an order pursuant to Section 6(c) of the Act granting exemptions from Sections 9(a), 13(a), 15(a), and 15(b) of the Act, and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder, in cases where a scheduled premium or flexible premium VLI Account holds shares of the Funds and one or more of the following other types of investors also hold shares of the Funds: (1) VA Accounts, (2) VLI Accounts, (3) General Accounts, (4) Advisers, or (5) Plans.

For all of the reasons explained above, Applicants submit that the exemptions requested are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

VII.	COMMUNICATIONS

Please address all communications concerning this application and the Notice and Order to:

Mark Matthes

Associate General Counsel

AIG Life and Retirement

2919 Allen Parkway, 4th Floor

Houston, TX 77019

Please address any questions concerning this application and a copy of any communications, Notice and Order to:

Stephen E. Roth, Esquire

Sutherland Asbill & Brennan LLP

700 Sixth Street, N.W., Suite 700

Washington, D.C. 20001-3980

VIII.	AUTHORIZATIONS

Pursuant to Rule 0-2(c) under the 1940 Act, each Applicant hereby represents that all requirements of the Declaration of Trust and Articles of Incorporation, as applicable, and By-Laws have been complied with in connection with the execution and filing of this Application for an Order. A copy of the resolution adopted by the Boards of the SunAmerica Series Trust, Seasons Series Trust, Anchor Series Trust, VALIC Company I, and VALIC Company II that authorize the filing of this Application are attached as Exhibits A-1 through A-5 to this Application. A copy of the resolutions adopted by the Boards for SAAMCo and VALIC that authorize the filing of this Application are attached as Exhibits A-6 and A-7 to this Application. Accordingly, the persons signing this Application have been fully authorized to do so. It is desired that this Application become effective without a hearing, pursuant to Rule 0-5 under the Act.

SIGNATURES

SunAmerica Series Trust has caused this Application to be duly signed on its behalf in the State of New Jersey on the 25th day of October, 2013.

SUNAMERICA SERIES TRUST

By:	/s/ JOHN T. GENOY
Name:	John T. Genoy
Title:	President

(Seal)

Attest:	/s/ NORI L. GABERT
Name:	Nori L. Gabert
Title:	Secretary

SIGNATURES

Seasons Series Trust has caused this Application to be duly signed on its behalf in the State of New Jersey on 25th day of October, 2013.

SEASONS SERIES TRUST

By:	/s/ JOHN T. GENOY
Name:	John T. Genoy
Title:	President

(Seal)

Attest:	/s/ NORI L. GABERT
Name:	Nori L. Gabert
Title:	Secretary

SIGNATURES

Anchor Series Trust has caused this Application to be duly signed on its behalf in the State of New Jersey on the 25th day of October, 2013.

ANCHOR SERIES TRUST

By:	/s/ JOHN T. GENOY
Name:	John T. Genoy
Title:	President

(Seal)

Attest:	/s/ NORI L. GABERT
Name:	Nori L. Gabert
Title:	Assistant Secretary

SIGNATURES

VALIC Company I has caused this Application to be duly signed on its behalf in the State of Texas on the 25th day of October, 2013.

VALIC COMPANY I

By:	/s/ KURT W. BERNLOHR
Name:	Kurt W. Bernlohr
Title:	President

(Seal)

Attest:	/s/ NORI L. GABERT
Name:	Nori L. Gabert
Title:	Secretary

SIGNATURES

VALIC Company II has caused this Application to be duly signed on its behalf in the State of Texas on the 25th day of October, 2013.

VALIC COMPANY II

By:	/s/ KURT W. BERNLOHR
Name:	Kurt W. Bernlohr
Title:	President

(Seal)

Attest:	/s/ NORI L. GABERT
Name:	Nori L. Gabert
Title:	Secretary

SIGNATURES

SunAmerica Asset Management Corp. has caused this Application to be duly signed on its behalf in the State of New Jersey on the 25th day of October, 2013.

SUNAMERICA ASSET MANAGEMENT CORP.

By:	/s/ JOHN T. GENOY
Name:	John T. Genoy
Title:	Senior Vice President

(Seal)

Attest:	/s/ VIRGINIA PUZON
Name:	Virginia Puzon
Title:	Secretary

SIGNATURES

The Variable Annuity Life Insurance Company has caused this Application to be duly signed on its behalf in the State of Texas on the 25th day of October, 2013.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

By:	/s/ KURT W. BERNLOHR
Name:	Kurt W. Bernlohr
Title:	Senior Vice President

(Seal)

Attest:	/s/ JULIE COTTON-HEARNE
Name:	Julie Cotton-Hearne
Title:	Secretary

VERIFICATION

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application dated October 25, 2013, for and on behalf of SunAmerica Series Trust, Seasons Series Trust and Anchor Series Trust (each a “Trust”); that he is President of each Trust; and that all actions by shareholders, directors, and other bodies necessary to authorize deponent to execute and file this application have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and the facts set forth are true to the best of his knowledge, information and belief.

/s/ JOHN T. GENOY
John T. Genoy, President

Sworn and subscribed to me, a notary public, this 25th day of October, 2013.

/s/ DONAVON DIEZ
Notary Public

[STAMP]

VERIFICATION

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application dated October 25, 2013, for and on behalf of VALIC Company I and VALIC Company II; that he is President of VALIC Company I and VALIC Company II; and that all actions by shareholders, directors, and other bodies necessary to authorize deponent to execute and file this application have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and the facts set forth are true to the best of his knowledge, information and belief.

/s/ KURT W. BERNLOHR
Kurt W. Bernlohr, President

Sworn and subscribed to me, a notary public, this 25th day of October, 2013.

/s/ SARAH J. LANGE
Sarah J. Lange, Notary Public

[STAMP]

VERIFICATION

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application dated October 25, 2013, for and on behalf of SunAmerica Asset Management Corp.; that he is Senior Vice President of SunAmerica Asset Management Corp.; and that all actions by shareholders, directors, and other bodies necessary to authorize deponent to execute and file this Application have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and the facts set forth are true to the best of his knowledge, information and belief.

/s/ JOHN T. GENOY
John T. Genoy, Senior Vice President

Sworn and subscribed to me, a notary public, this 25th day of October, 2013.

/s/ DONAVON DIEZ
Notary Public

[STAMP]

VERIFICATION

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application dated October 25, 2013, for and on behalf of The Variable Annuity Life Insurance Company; that he is Senior Vice President of The Variable Annuity Life Insurance Company; and that all actions by shareholders, directors, and other bodies necessary to authorize deponent to execute and file this Application have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and the facts set forth are true to the best of his knowledge, information and belief.

/s/ KURT W. BERNLOHR
Kurt W. Bernlohr, Senior Vice President

Sworn and subscribed to me, a notary public, this 25th day of October, 2013.

/s/ SARAH J. LANGE
Sarah J. Lange, Notary Public

[STAMP]

EXHIBIT INDEX

EXHIBIT A-1	SunAmerica Series Trust Board Resolution

EXHIBIT A-2	Seasons Series Trust Board Resolution

EXHIBIT A-3	Anchor Series Trust Board Resolution

EXHIBIT A-4	VALIC Company I Board Resolution

EXHIBIT A-5	VALIC Company II Board Resolution

EXHIBIT A-6	SunAmerica Asset Management Corp. Board Resolution

EXHIBIT A-7	The Variable Annuity Life Insurance Company Board Resolution

EXHIBIT A-1

SunAmerica Series Trust Board Resolution

1 SunAmerica Center

Century City, Los Angeles, CA 90067

SECRETARY’S CERTIFICATE

I, Nori L. Gabert, do hereby certify that I am the duly authorized and elected Secretary of SunAmerica Series Trust (the “Trust”), a business trust organized and existing under the laws of the Commonwealth of Massachusetts, and that as such officer, I am authorized to execute and deliver this Certificate on behalf of the Trust. In that capacity, I do hereby further certify that the following is a true and accurate copy of certain resolutions adopted by the Board of Trustees of SunAmerica Series Trust, at a meeting held on September 27, 2013; and that such resolutions thereby adopted have not been modified or rescinded and remain in full force and effect as of the date hereof:

RESOLVED, that the President or any Vice President of SunAmerica Series Trust (the “Fund”) is authorized to execute and file on behalf of the Fund, an application or applications pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) for an order or orders exempting the Fund from Sections 9(a), 13(a), 15(a) and 15(b) of the Act and Rules 6e-2b(15) and 6e-3(T)(b)(15) thereunder, and any other sections of the Act deemed necessary, thereby permitting shares of the Fund to be sold to and held by (i) variable annuity and variable life insurance separate accounts of both affiliated and unaffiliated life insurance companies; (ii) qualified pension and retirement plans; (iii) the investment adviser or any subadviser to Fund or affiliated persons of the investment adviser or subadviser (representing seed money investments in the Fund) and (iv) any general account of an insurance company depositor of variable annuity and/or variable life insurance company separate accounts and affiliated persons of such insurance companies (representing the seed money investments in the Fund); and be it

FURTHER RESOLVED, that the President or any Vice President of the Fund is hereby severally authorized to execute and file any and all amendments to such application or applications and to take any further action in connection with any of the foregoing as they, or any of them, may deem necessary or appropriate.

IN WITNESS WHEREOF, I have hereunto set my name of the 9th day of October, 2013.

(Seal)

//s// NORI L. GABERT

Name:	Nori L. Gabert
Title:	Secretary

EXHIBIT A-2

Seasons Series Trust Board Resolution

SEASONS SERIES TRUST

1 SunAmerica Center

Century City, Los Angeles, CA 90067

SECRETARY’S CERTIFICATE

I, Nori L. Gabert, do hereby certify that I am the duly authorized and elected Secretary of Seasons Series Trust (the “Trust”), a business trust organized and existing under the laws of the Commonwealth of Massachusetts, and that as such officer, I am authorized to execute and deliver this Certificate on behalf of the Trust. In that capacity, I do hereby further certify that the following is a true and accurate copy of certain resolutions adopted by the Board of Trustees of Seasons Series Trust, at a meeting held on September 27, 2013; and that such resolutions thereby adopted have not been modified or rescinded and remain in full force and effect as of the date hereof:

RESOLVED, that the President or any Vice President of Seasons Series Trust (the “Fund”) is authorized to execute and file on behalf of the Funds, an application or applications pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) for an order or orders exempting the Fund from Sections 9(a), 13(a), 15(a) and 15(b) of the Act and Rules 6e-2b(15) and 6e-3(T)(b)(15) thereunder, and any other sections of the Act deemed necessary, thereby permitting shares of the Fund to be sold to and held by (i) variable annuity and variable life insurance separate accounts of both affiliated and unaffiliated life insurance companies; (ii) qualified pension and retirement plans; (iii) the investment adviser or any subadviser to Fund or affiliated persons of the investment adviser or subadviser (representing seed money investments in the Fund) and (iv) any general account of an insurance company depositor of variable annuity and/or variable life insurance company separate accounts and affiliated persons of such insurance companies (representing the seed money investments in the Fund); and be it

FURTHER RESOLVED, that the President or any Vice President of the Fund is hereby severally authorized to execute and file any and all amendments to such application or applications and to take any further action in connection with any of the foregoing as they, or any of them, may deem necessary or appropriate.

IN WITNESS WHEREOF, I have hereunto set my name of the 9th day of October, 2013.

(Seal)

//s// NORI L. GABERT

Name:	Nori L. Gabert
Title:	Secretary

EXHIBIT A-3

Anchor Series Trust Board Resolution

ANCHOR SERIES TRUST

1 SunAmerica Center

Century City, Los Angeles, CA 90067

SECRETARY’S CERTIFICATE

I, Nori L. Gabert, do hereby certify that I am the duly authorized and elected Assistant Secretary of Anchor Series Trust (the “Trust”), a Massachusetts business trust, and that as such officer, I am authorized to execute and deliver this Certificate on behalf of the Trust. In that capacity, I do hereby further certify that the following is a true and accurate copy of certain resolutions adopted by the Board of Trustees of Anchor Series Trust, at a meeting held on September 17-18, 2013; and that such resolutions thereby adopted have not been modified or rescinded and remain in full force and effect as of the date hereof:

RESOLVED, that the President or any Vice President of Anchor Series Trust (the “Fund”) is authorized to execute and file on behalf of the Funds, an application or applications pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) for an order or orders exempting the Fund from Sections 9(a), 13(a), 15(a) and 15(b) of the Act and Rules 6e-2b(15) and 6e-3(T)(b)(15) thereunder, and any other sections of the Act deemed necessary, thereby permitting shares of the Fund to be sold to and held by (i) variable annuity and variable life insurance separate accounts of both affiliated and unaffiliated life insurance companies; (ii) qualified pension and retirement plans; (iii) the investment adviser or any subadviser to Fund or affiliated persons of the investment adviser or subadviser (representing seed money investments in the Fund) and (iv) any general account of an insurance company depositor of variable annuity and/or variable life insurance company separate accounts and affiliated persons of such insurance companies (representing the seed money investments in the Fund); and be it

FURTHER RESOLVED, that the President or any Vice President of the Fund is hereby severally authorized to execute and file any and all amendments to such application or applications and to take any further action in connection with any of the foregoing as they, or any of them, may deem necessary or appropriate.

IN WITNESS WHEREOF, I have hereunto set my name of the 9th day of October, 2013.

(Seal)

//s// NORI L. GABERT

Name:	Nori L. Gabert
Title:	Assistant Secretary

EXHIBIT A-4

VALIC Company I Board Resolution

VALIC COMPANY I

2929 Allen Parkway

Houston, Texas 77019

SECRETARY’S CERTIFICATE

I, Nori L. Gabert, do hereby certify that I am the duly authorized and elected Secretary of VALIC Company I (the “Company”), a Maryland business corporation, and that as such officer, I am authorized to execute and deliver this Certificate on behalf of the Company. In that capacity, I do hereby further certify that the following is a true and accurate copy of certain resolutions adopted by the Board of Directors of VALIC Company I, at a meeting held on August 5-6, 2013; and that such resolutions thereby adopted have not been modified or rescinded and remain in full force and effect as of the date hereof:

RESOLVED, that the President or any Vice President of VALIC Company I (the “Fund”) is authorized to execute and file on behalf of the Fund, an application or applications pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) for an order or orders exempting the Fund from Sections 9(a), 13(a), 15(a) and 15(b) of the Act and Rules 6e-2b(15) and 6e-3(T)(b)(15) thereunder, and any other sections of the Act deemed necessary, thereby permitting shares of the Fund to be sold to and held by (i) variable annuity and variable life insurance separate accounts of both affiliated and unaffiliated life insurance companies; (ii) qualified pension and retirement plans; (iii) the investment adviser or any subadviser to Fund or affiliated persons of the investment adviser or subadviser (representing seed money investments in the Fund) and (iv) any general account of an insurance company depositor of variable annuity and/or variable life insurance company separate accounts and affiliated persons of such insurance companies (representing the seed money investments in the Fund); and be it

FURTHER RESOLVED, that the President or any Vice President of the Fund is hereby severally authorized to execute and file any and all amendments to such application or applications and to take any further action in connection with any of the foregoing as they, or any of them, may deem necessary or appropriate.

IN WITNESS WHEREOF, I have hereunto set my name of the 9th day of October, 2013.

//s// NORI L. GABERT

Name:	Nori L. Gabert
Title:	Secretary

EXHIBIT A-5

VALIC Company II Board Resolution

VALIC COMPANY II

2929 Allen Parkway

Houston, Texas 77019

SECRETARY’S CERTIFICATE

I, Nori L. Gabert, do hereby certify that I am the duly authorized and elected Secretary of VALIC Company II (the “Trust”), a statutory trust organized and existing under the laws of the State of Delaware, and that as such officer, I am authorized to execute and deliver this Certificate on behalf of the Trust. In that capacity, I do hereby further certify that the following is a true and accurate copy of certain resolutions adopted by the Board of Trustees of VALIC Company II, at a meeting held on August 5-6, 2013; and that such resolutions thereby adopted have not been modified or rescinded and remain in full force and effect as of the date hereof:

RESOLVED, that the President or any Vice President of VALIC Company II (the “Fund”) is authorized to execute and file on behalf of the Fund, an application or applications pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) for an order or orders exempting the Fund from Sections 9(a), 13(a), 15(a) and 15(b) of the Act and Rules 6e-2b(15) and 6e-3(T)(b)(15) thereunder, and any other sections of the Act deemed necessary, thereby permitting shares of the Fund to be sold to and held by (i) variable annuity and variable life insurance separate accounts of both affiliated and unaffiliated life insurance companies; (ii) qualified pension and retirement plans; (iii) the investment adviser or any subadviser to Fund or affiliated persons of the investment adviser or subadviser (representing seed money investments in the Fund) and (iv) any general account of an insurance company depositor of variable annuity and/or variable life insurance company separate accounts and affiliated persons of such insurance companies (representing the seed money investments in the Fund); and be it

FURTHER RESOLVED, that the President or any Vice President of the Fund is hereby severally authorized to execute and file any and all amendments to such application or applications and to take any further action in connection with any of the foregoing as they, or any of them, may deem necessary or appropriate.

IN WITNESS WHEREOF, I have hereunto set my name of the 9th day of October, 2013.

(Seal)

//s// NORI L. GABERT

Name:	Nori L. Gabert
Title:	Secretary

EXHIBIT A-6

SunAmerica Asset Management Corp.

Board Resolution

SUNAMERICA ASSET MANAGEMENT CORP.

CERTIFICATE OF ASSISTANT SECRETARY

I, Virginia N. Puzon, am the duly appointed, qualified and acting Assistant Secretary of SUNAMERICA ASSET MANAGEMENT CORP., a Delaware corporation (the “Corporation”), and as such, I am authorized to execute this Certificate on behalf of the Corporation, and I further certify that the following is a true copy of the resolutions duly adopted by the Board of Directors of the Corporation, effective as of September 20, 2013, and that said resolutions have not been amended or superseded and remain in effect as of the date hereof:

Resolutions Approving the Filing of Mixed

and Shared Funding Exemptive Application

WHEREAS, SunAmerica Asset Management Corp. (the “Corporation”) is registered with the Securities and Exchange Commission (“SEC”) as an investment adviser and serves as the investment adviser to Anchor Series Trust, Seasons Series Trust and SunAmerica Series Trust (the “Funds”), open-end investment companies registered with the SEC under the Investment Company Act of 1940, as amended (the “Act”);

WHEREAS, the Funds are currently or, in the future may be, offered to (1) both variable annuity and variable life insurance contracts of an affiliated life insurance company (commonly referred to as “mixed funding”), (2) both affiliated and unaffiliated insurance companies (commonly referred to as “shared funding”), or (3) qualified pension and retirement plans (commonly referred to as “extended mixed funding”);

WHEREAS, Rules 6e-2(b)(15) and 6e-3(T)(b)(15) under the Act require that the Funds (and their investment advisers) comply with Sections 9(a), 13(a), 15(a) and 15(b) of the Act when the Funds are engaged in mixed funding, extended mixed funding or shared funding;

WHEREAS, management believes it is in the best interest of the Corporation, to file a mixed and shared funding exemptive application for the purpose of allowing the Funds greater flexibility to engage in mixed funding, extended mixed funding and shared funding and be relieved of compliance with the obligations under Sections 9(a), 13(a), 15(a) and 15(b) of the Act (the “Exemptive Application”).

NOW, THEREFORE, BE IT RESOLVED, that the form of Exemptive Application is hereby approved and authorized in all respects, including all such revisions, modifications or amendments to the Exemptive Application approved by any officer of the Corporation, with the execution thereof to be conclusive evidence of his or her approval; and be it

RESOLVED FURTHER, that the President or any Vice President of Corporation is authorized to execute and file on behalf of the Corporation, an application or applications pursuant to Section 6(c) of the Act for an order or orders exempting the Funds from Sections 9(a), 13(a), 15(a) and 15(b) of the Act and Rules 6e-2b(15) and 6e-3(T)(b)(15) thereunder, and any other sections of the Act deemed necessary, thereby permitting shares of the Funds to be sold to and held by (i) variable annuity and variable life insurance separate accounts of both affiliated and unaffiliated life insurance companies; and (ii) qualified pension and retirement plans; and be it

RESOLVED FURTHER, that the Board hereby ratifies and approves any and all acts that may have been taken by the officers, employees and agents of the Corporation in connection with the foregoing resolution, and further authorizes the officers, employees and agents of the Corporation to take any and all such further actions as may be deemed appropriate to reflect these resolutions and to carry out their tenor, effect and intent.

IN WITNESS WHEREOF, I hereunto set my hand and affixed the seal of the Corporation on this 9th day of October, 2013.

/s/ VIRGINIA PUZON
Virginia Puzon
Assistant Secretary

(SEAL)

EXHIBIT A-7

The Variable Annuity Life Insurance Company

Board Resolution

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

CERTIFICATE OF ASSISTANT SECRETARY

I, Virginia Puzon, Assistant Secretary of THE VARIABLE ANNUITY LIFE INSURANCE COMPANY (the “Company”), a Texas company, do hereby certify that the following are true extracts from the resolutions adopted by the Board of Directors of the Company on September 19, 2013, which have not been modified, amended, or rescinded, and remain in full force and effect as of the date hereof:

Resolutions Approving the Filing of Mixed

And Shared Funding Exemptive Application

WHEREAS, The Variable Annuity Life Insurance Company (the “Corporation”) is registered with the Securities and Exchange Commission (“SEC”) as an investment adviser and serves as the investment adviser to VALIC Company I and VALIC Company II (the “Funds”), open-end investment companies registered with the SEC under the Investment Company Act of 1940, as amended (the “Act”);

WHEREAS, the Funds are currently or, in the future may be, offered to (1) both variable annuity and variable life insurance contracts of an affiliated life insurance company (commonly referred to as “mixed funding”), (2) both affiliated and unaffiliated insurance companies (commonly referred to as “shared funding”), or (3) qualified pension and retirement plans (commonly referred to as “extended mixed funding”);

WHEREAS, Rules 6e-2(b)(15) and 6e-3(T)(b)(15) under the Act require that the Funds (and their investment advisers) comply with Sections 9(a), 13(a), 15(a) and 15(b) of the Act when the Funds are engaged in mixed funding, extended mixed funding or shared funding;

WHEREAS, management believes it is in the best interest of the Corporation, to file a mixed and shared funding exemptive application for the purpose of allowing the Funds greater flexibility to engage in mixed funding, extended mixed funding and shared funding and be relieved of compliance with the obligations under Sections 9(a), 13(a), 15(a) and 15(b) of the Act (the “Exemptive Application”).

NOW, THEREFORE, BE IT RESOLVED, that the form of Exemptive Application is hereby approved and authorized in all respects, including all such revisions, modifications or amendments to the Exemptive Application approved by any officer of the Corporation, with the execution thereof to be conclusive evidence of his or her approval; and be it

RESOLVED FURTHER, that the President or any Vice President of Corporation is authorized to execute and file on behalf of the Corporation, an application or applications pursuant to Section 6(c) of the Act for an order or orders exempting the Funds from Sections 9(a),13(a),15(a) and 15(b) of the Act and Rules 6e-2b(15) and 6e-3(T)(b)(15) thereunder, and any other sections of the Act deemed necessary, thereby permitting shares of the Funds to be sold to and held by (i) variable annuity and variable life insurance separate accounts of both affiliated and unaffiliated life insurance companies; and (ii) qualified pension and retirement plans; and be it

RESOLVED FURTHER, that the Board hereby ratifies and approves any and all acts that may have been taken by the officers, employees and agents of the Corporation in connection with the foregoing resolution, and further authorizes the officers, employees and agents of the Corporation to take any and all such further actions as may be deemed appropriate to reflect these resolutions and to carry out their tenor, effect and intent.

IN WITNESS WHEREOF, I hereunto set my hand and affixed the seal of the Corporation this 9th day of October, 2013.

/s/ VIRGINIA PUZON
Virginia Puzon
Assistant Secretary

(SEAL)